Exhibit 99.1

                               [GRAPHIC OMITTED]
                             Fresenius Medical Care


                                 PRESS RELEASE

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
      Contact:                                              Contact:
      Oliver Maier                                          Heinz Schmidt
      Sr. V.P. Investor Relations & Communications          Vice President Investor Relations
      Phone:    + 49 6172 609 2601                          Phone:  1- 781 402 4518
      Fax:      + 49 6172 609 2301                          Fax:    1- 781 402 9741
      E-mail:   ir-fms@fmc-ag.com                           E-mail: ir-fmcna@fmc-ag.com
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      Internet: http://www.fmc-ag.com
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        Fresenius Medical Care North America Announces Cash Tender Offer
          and Consent Solicitation for the 9% Senior Subordinated Notes
                            of Renal Care Group, Inc.


Lexington, Mass - November 30, 2005 -- Fresenius Medical Care North America today announced that Florence Acquisition, Inc., an indirect subsidiary of Fresenius Medical Care AG (Frankfurt Stock Exchange: FME, FME3) (NYSE: FMS, FMS-p) ("FMC-AG"), has commenced an offer (the "Tender Offer") to purchase for cash any and all of the $159,685,000 in outstanding principal amount of 9% Senior Subordinated Notes Due 2011 (the "Notes") of Renal Care Group, Inc. (CUSIP number 63703AAA3 (ISIN number US63703AAA34) and CUSIP number U63665AA8 (ISIN number USU63665AA88)). The offer to purchase the Notes is being made in connection with the pending acquisition of Renal Care Group, Inc. and its subsidiaries by FMC-AG (the "Merger").

         In connection with the Tender Offer, Florence Acquisition, Inc. is also seeking consents (the "Consent Solicitation") to certain proposed amendments to the Indenture dated October 22, 2003, as amended, that governs the Notes (the "Indenture"). The purpose of the proposed amendments is to eliminate substantially all restrictive covenants and certain other provisions of the Indenture.


Fresenius Medical Care North America,
95 Hayden Avenue, Lexington, MA 02420-9192                           Page 1 of 3
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         The offer to purchase for cash any and all of the outstanding Notes from each holder is made upon the terms and subject to the conditions set forth in the Offer to Purchase and Consent Solicitation Statement that is being mailed to holders of the Notes on or about November 30, 2005. Holders who desire to tender their Notes must consent to the proposed amendments, and holders may not deliver consents without tendering the related Notes. The tender offer is conditioned upon, among other things, the receipt of consents from the holders of a majority in aggregate outstanding principal amount of the Notes and satisfaction of the conditions to the Merger. However, consummation of the Tender Offer is not a condition to the Merger.

         The Consent Solicitation will expire at 5:00 p.m., New York City Time, on December 13, 2005 (the "Consent Date"), unless extended by Florence Acquisition, Inc. The Tender Offer will expire at 5:00 p.m., New York City Time, on December 29, 2005 (the "Expiration Date"), unless extended. Florence Acquisition, Inc. reserves the right to extend, amend or terminate the Tender Offer and Consent Solicitation at any time. Notes and related consents may be withdrawn up to 5:00 p.m., New York City time, on the Consent Date, but not thereafter. Notes tendered and related consents delivered after 5:00 p.m., New York City time, on the Consent Date may not be withdrawn or revoked.

         Holders who validly tender and do not withdraw Notes and deliver consents prior to 5:00 p.m., New York City time, on the Consent Date are eligible to receive the total consideration, which includes a consent payment of $30.00 per $1,000 principal amount of Notes. Holders who validly tender Notes after 5:00 pm on the Consent Date, but on or prior to the Expiration Date, will receive the tender consideration, which is the total consideration less the consent payment. In addition, holders who tender and do not withdraw their Notes in the tender offer will receive accrued and unpaid interest from the last interest date up to, but not including, the date payment is made for the Notes.


Fresenius Medical Care North America,
95 Hayden Avenue, Lexington, MA 02420-9192                           Page 2 of 3
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         Under the terms of the Tender Offer, the total consideration to be paid for validly tendered and accepted Notes will be the present value of future cash flows up to and including November 1, 2007, based on the assumption that the Notes will be redeemed at a price of $1,045 per $1,000 principal amount of Notes on such date, discounted at a rate equal to 50 basis points over the yield to maturity on the 4.25% U.S. Treasury Note due October 31, 2007.

         Credit Suisse First Boston LLC is acting as dealer manager for the Tender Offer and as solicitation agent for the Consent Solicitation. Questions about the Tender Offer or the Consent Solicitation, or requests for copies of the related documents, may be directed to Morrow & Co., Inc., which has been appointed as the information agent for the Tender Offer and Consent Solicitation.

         This release is not an offer to purchase, a solicitation of an offer to purchase or a solicitation of consent of any Notes. The Tender Offer and the Consent Solicitation are being made solely by the Offer to Purchase and Consent Solicitation Statement, dated November 30, 2005.


         FMC-AG is the world's largest integrated provider of products and services for individuals undergoing dialysis because of chronic kidney failure, a condition that affects more than 1,300,000 individuals worldwide. Through its network of approximately 1,670 dialysis clinics in North America, Europe, Latin America, Asia-Pacific and Africa, FMC-AG provides dialysis treatment to approximately 130,400 patients around the globe. FMC-AG is also the world's leading provider of dialysis products, such as hemodialysis machines, dialyzers and related disposable products.

         This release contains forward-looking statements that are subject to various risks and uncertainties. Actual results could differ materially from those described in these forward-looking statement due to certain factors, including changes in business, economic and competitive conditions, regulatory reforms, foreign exchange rate fluctuations, uncertainties in litigation or investigative proceedings, and the availability of financing. These and other risks and uncertainties are detailed in FMC-AG's reports filed with the U.S. Securities and Exchange Commission. FMC-AG does not undertake any responsibility to update the forwarding-looking statements in this release.

                                     --END--


Fresenius Medical Care North America,
95 Hayden Avenue, Lexington, MA 02420-9192                           Page 3 of 3